U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                        SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (AMENDMENT NO.     )

                           WORLD AM COMMUNICATIONS, INC.
                                    COMMON STOCK

                                     98142E409
                                   (CUSIP NUMBER)

                           1400 W. 122nd Ave., Suite 104
                               Westminster, CO  80234

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                March 22, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  MARCINE ANIZ UHLER,
Social Security No.:  ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)___________________________________________________________

(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):  OO
______________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen

________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  1,500,000

________________________________________________________________

8.  Shared Voting Power:

________________________________________________________________

9.  Sole Dispositive Power:  1,500,000

________________________________________________________________

10. Shared Dispositive Power:

________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  1,500,000

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  8.69%

________________________________________________________________

14.  Type of Reporting Person:  IN

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

World Am Communications, Inc.
Common Stock, $.001 par value
1400 W. 122nd Ave., Suite 104
Westminster, CO  80234

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Marcine Aniz Uhler

(b)  3402 Bimini Lane, #3-F, Coconut Creek, FL  33066-2049

(c)  None

(d)  None

(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Marcine Aniz Uhler agreed to perform certain consulting services for the Issuer in exchange for 1,500,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to, business planning and other services of the Company. Marcine Aniz Uhler assisted the Company with media relations, advertising and marketing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Marcine Aniz Uhler acquired 1,500,000 of the common shares of the Issuer on March 22, 2001. After Marcine Aniz Uhler's acquisition of the aforementioned issued and outstanding shares of the Issuer on March 22, 2001, such amount represented approximately 8.69% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                         /s/  Marcine Aniz Uhler
                                              Marcine Aniz Uhler

                                              John J. Anton, President